Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 – 7010

United States of America

Gold Fields Limited

Reg. 1968/004880/06

150 Helen Road, Sandown,

Sandton, 2196

Postnet Suite 252

Private Bag X30500

Houghton, 2041

South Africa

Tel  +27 11 562-9796

Fax +27 11 562-9825

www.goldfields.co.za

August 12, 2016

By EDGAR

Dear Mr. Decker,

Re:	Gold Fields Limited

Form 20-F for the year ended December 31, 2015

Filed on April 13, 2016

File No. 001-31318

We refer to your comment letter (the “Comment Letter”) dated July 27, 2016 setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2015 Form 20-F”) of Gold Fields Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Form 20-F for the Year Ended December 31, 2015

Item 5: Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

Impairment of Long-lived Assets, page 161

Impairment of Goodwill, page 162

Directors: C A Carolus (Chair), N J Holland†**(Chief Executive Officer), P A Schmidt**(Chief Financial Officer), A Andani #,

K Ansah#, T P Goodlace, A R Hill≠, R P Menell, D M J Ncube, S P Reid^, G M Wilson

^Australian, †British, ≠Canadian, #Ghanaian, ** Executive Director

Company Secretary: MML Mokoka

1	We note a history of operating losses and production results at South Deep for the three years ended December 31, 2015 including revenue decreases and operating costs increases as a result of weakening of the Rand. We also note on page 52 your all-in costs net of by-product revenues per ounce of gold sold ranged from $1,763 to $1,559 during this period while the future expected long-term gold price is $1,300 per ounce. Please provide the following information on key estimates and assumptions used for impairment assessment:

•	the reason for increase in the life of the mine to 81 years;

•	quantify the expected future operating costs and capital expenditures used and how they compare to the historical all-in costs during this period;

•	provide some insight into the quality and variability in the expected cash flows associated with value beyond proven and probable reserves; and

•	discuss and quantify any long-lived assets related to this mine that may be at risk for impairment.

Response

The Company acknowledges the Staff’s Comment. The Company has outlined its response below by addressing the four key estimates and assumptions identified by the Staff individually.

The South Deep mine uses South African Rand (“Rand”) as its functional currency, and, as a result, the Company’s life of mine model (“LOM”) is prepared in Rand. All amounts are reported in Rand, unless otherwise stated.

Background

The South Deep mine is in the ramp-up phase and has yet to reach steady-state production.

Due to poor production performance at South Deep in 2014, Gold Fields appointed a new management team at the mine. At the start of fiscal 2015, after the introduction of the new management team, Gold Fields decided to focus on the basic operational requirements of South Deep in order to ensure a stronger foundation for sustainable growth in the future. The new management team has adopted a strategy of embedding an improved safety and productivity culture at the mine. Among other things, South Deep:

•	Recruited an additional 146 skilled employees during fiscal 2015, mostly from the platinum sector, which has a similar mechanized mining skills set;

•	Procured an additional fleet of 24 new Category 1 machines and trucks (which include all types of drill rigs, bolters, load haul dumpers and dump trucks), with the new fleet including one high profile drill rig, three long hole stope drill rigs, eight high profile load haul dump trucks and five dump trucks;

•	Took the strategic decision to convert the destress mining methodology at the mine from low profile (2.5m vertical height) to high profile (5.0m vertical height).

In the second half of 2015, production at South Deep was 64% higher, at 123,000 oz. (3,828 kg), than in the first half of 2015, with total production for fiscal 2015 of 198,000 oz. (6,160 kg) (2014: 200,500 oz. (6,237 kg)). In the fourth quarter of fiscal 2015, aided in part by the rising Rand gold price, the net cash outflow from South Deep was R57 million, down from R266 million in the third quarter of fiscal 2015. This was due to increased production of 68,100 oz. (2,119 kg) in the fourth quarter of fiscal 2015. (See Item 4 (pg. 34) of the 2015 Form 20-F).

Based on this improvement in performance in the second half of the year and the fourth quarter, management is of the opinion that the ramp up in production as outlined in the 2015 LOM and used for impairment purposes is achievable.

The reason for increase in the life of the mine to 81 years

The South Deep mine is being built in order to extract one of the largest undeveloped underground gold ore bodies in the world. The ore body, encompassing a 37.3 Moz. (38.0 Moz. in 2014) mineral reserve (the reduction is due primarily to mining depletion and changes in regional geotechnical pillars), is well understood as a result of a combination of 3D seismic (vibroseis, 2007) modelling, extensive surface drilling (2007-2013) and resource modelling that has provided information on the geological structure and gold distribution patterns at the mine.

Mineral Reserves are estimates of the amount of product that can be economically and legally extracted from the property. In order to calculate the reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, capital expenditure, transport costs, commodity demand, commodity prices and exchange rates. Estimates of Mineral Reserves, as well as annual production, may change from year to year due to the change in economic assumptions used to estimate ore reserves and due to additional geological data becoming available during the course of operations.

Although there were no significant changes in the total mineral reserve from 2014 to 2015, the primary reason for the extension of the South Deep life of mine in 2015 from 72 years to 81 years was the application of a reduced steady-state production level, reflective of current production capability modelling, which has reduced the previous assumption of the average tonnes of gold milled per annum from 3.2 million (equal to 15.8 tonnes (509 koz.)) in 2014, to 2.9 million in 2015 (equal to 13.8 tonnes (444 koz.))1

Quantify the expected future operating costs and capital expenditures used and how they compare to the historical all-in costs during this period

The Company wishes to advise the Staff that it has supplied the expected future operating costs and capital expenditures for South Deep and how they compare to historical all-in costs, as well as a table containing further detail and the full LOM cash flows for South Deep (the “South Deep Nominal Cash Flows Information”) under separate cover.

Provide some insight into the quality and variability in the expected cash flows associated with value beyond proven and probable reserves

As only reserves are included in the LOM, the value beyond proven and probable reserves relates to the fair value attributable to the resource ounces at the South Deep mine. A market approach has been used for the resource valuation. A gold equivalent resource value of USD69.0 per ounce was used to value the 31.2 Moz. of resources for South Deep, resulting in a fair value of R32.485 million attributable to the resource at December 31, 2015, using the 2015 closing exchange rate of R/USD 15.10. This resource per ounce value represents the average gold equivalent resource value per ounce, with infrastructure, for emerging markets, calculated from a list of 2015 emerging markets comparable gold transactions, obtained from SNL Financial (www.snl.com), a reputable global provider of business intelligence services.

The Company wishes to advise the Staff that it has supplied the list of 2015 emerging markets comparable gold transactions and supporting calculations (the “Resource Value Per Ounce Information”) under separate cover.

[1]	The total production over the life of mine of 35.9Moz (36.7Moz in 2014) is based on the reserve declared of 37.3Moz (38.0Moz in 2014) and applying a recovery factor of 96.5%.

Discuss and quantify any long-lived assets related to this mine that may be at risk for impairment.

The Company wishes to advise the Staff that it has supplied a detailed impairment calculation (the “South Deep LOM Information”) and fair value sensitivities of the reserves at South Deep (the “South Deep Fair Value Sensitivities” and, together with the South Deep Nominal Cash Flows Information, Resource Value Per Ounce Information and the South Deep LOM Information, the “Supplemental Information”) under separate cover.

The long-lived assets related to the South Deep mine reporting unit were tested for impairment in fiscal 2015 and were not found to be impaired, as the fair value significantly exceeds the carrying value.

Based on management’s impairment assessment of the South Deep reporting unit, management have concluded that no long-lived assets related to the mine may be at risk of impairment.

If Mr. Decker or other members of the Staff have any questions regarding the Supplemental Information, they should feel free to contact the undersigned at 011 27 11 562 9796 or via e-mail at pauls@goldfields.co.za. In the alternative, feel free to contact Thomas B. Shropshire Jr. (tel: 011 44 20 7456 3223; email: tom.shropshire@linklaters.com) or John Stone (tel: 011 44 20 7456 2677; email: john.stone@linklaters.com) of Linklaters LLP.

The Company hereby respectfully requests the return of the Supplemental Information provided to the Staff pursuant to Rule 12b-4 of Regulation 12B.

Supplemental Information

Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 562 9796 or via e-mail at pauls@goldfields.co.za.

Sincerely

/s/ Paul A. Schmidt
Paul Schmidt
Chief Financial Officer
Gold Fields Limited

cc:	Blaise Rhodes, Securities and Exchange Commission Nasreen Mohammed, Securities and Exchange Commission Taryn Harmse, Gold Fields Limited Thomas B. Shropshire, Jr., Linklaters LLP